GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2006-S2
2. Factor Summary	Asset Type:	Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	02/27/2006
	First Distribution Date:	03/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	10/23/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	10/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	09/29/2006
8. Collateral Summary	Definitive:	09/29/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report *(Not Applicable)*	Bond Administrator:	Jocelyn Manilay
15. Distribution Percentages	Telephone:	818-260-1504
16. Overcollateralization Summary *(Not Applicable)*	Pool(s) :	40292
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S2
October 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76111XL76	113,005,000.00	109,770,898.44	5.75000000	344,792.64	525,985.56	870,778.20	0.00	0.00	0.00	109,426,105.80
A-2	76111XL84	4,403,000.00	4,276,990.10	5.75000000	13,434.12	20,493.91	33,928.03	0.00	0.00	0.00	4,263,555.98
A-3	76111XL92	70,828,000.00	63,206,305.25	5.75000000	0.00	302,863.55	302,863.55	0.00	0.00	0.00	63,206,305.25
A-4	76111XM26	14,000,000.00	14,476,387.76	5.75000000	0.00	0.00	0.00	0.00	0.00	69,366.03	14,545,753.79
A-5	76111XM34	1,000,000.00	1,034,027.70	5.75000000	0.00	0.00	0.00	0.00	0.00	4,954.71	1,038,982.41
A-6	76111XM42	45,141,000.00	45,141,000.00	5.75000000	0.00	216,300.63	216,300.63	0.00	0.00	0.00	45,141,000.00
A-7	76111XM59	1,760,000.00	1,760,000.00	5.75000000	0.00	8,433.33	8,433.33	0.00	0.00	0.00	1,760,000.00
A-P	76111XM67	658,812.18	631,107.93	0.00000000	763.10	0.00	763.10	0.00	0.00	0.00	630,344.83
A-V	76111XM75	260,567,947.60 [1]	250,019,067.83 [1]	0.30156873	0.00	62,831.61	62,831.61	0.00	0.00	0.00	249,727,074.85 [1]
R	76111XM83	100.00	0.00	5.75000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	76111XM91	5,602,300.00	5,573,815.76	5.75000000	4,198.76	26,707.87	30,906.63	0.00	0.00	0.00	5,569,617.00
M-2	76111XN25	1,563,500.00	1,555,550.57	5.75000000	1,171.80	7,453.68	8,625.48	0.00	0.00	0.00	1,554,378.77
M-3	76111XN33	1,042,300.00	1,037,000.55	5.75000000	781.18	4,968.96	5,750.14	0.00	0.00	0.00	1,036,219.37
B-1	76111XN41	521,200.00	518,550.02	5.75000000	390.62	2,484.72	2,875.34	0.00	0.00	0.00	518,159.40
B-2	76111XN58	521,200.00	518,550.02	5.75000000	390.62	2,484.72	2,875.34	0.00	0.00	0.00	518,159.40
B-3	76111XN66	521,535.42	518,883.74	5.75000000	390.87	2,486.32	2,877.19	0.00	0.00	0.00	518,492.87
Deal Totals		**260,567,947.60**	**250,019,067.84**		**366,313.71**	**1,183,494.86**	**1,549,808.57**	**0.00**	**0.00**	**74,320.74**	**249,727,074.87**

[1].Notional Balance

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S2
October 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76111XL76	971.38089854	3.05112730	4.65453352	7.70566081	0.00000000	0.00000000	968.32977125
A-2	76111XL84	971.38089939	3.05112878	4.65453327	7.70566205	0.00000000	0.00000000	968.32977061
A-3	76111XL92	892.39150124	0.00000000	4.27604267	4.27604267	0.00000000	0.00000000	892.39150124
A-4	76111XM26	1,034.02769714	0.00000000	0.00000000	0.00000000	4.95471643	0.00000000	1,038.98241357
A-5	76111XM34	1,034.02770000	0.00000000	0.00000000	0.00000000	4.95471000	0.00000000	1,038.98241000
A-6	76111XM42	1,000.00000000	0.00000000	4.79166678	4.79166678	0.00000000	0.00000000	1,000.00000000
A-7	76111XM59	1,000.00000000	0.00000000	4.79166477	4.79166477	0.00000000	0.00000000	1,000.00000000
A-P	76111XM67	957.94818183	1.15829674	0.00000000	1.15829674	0.00000000	0.00000000	956.78988509
A-V	76111XM75	959.51581970	0.00000000	0.24113330	0.24113330	0.00000000	0.00000000	958.39521764
R	76111XM83	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	76111XM91	994.91561680	0.74947075	4.76730450	5.51677525	0.00000000	0.00000000	994.16614605
M-2	76111XN25	994.91561880	0.74947234	4.76730413	5.51677646	0.00000000	0.00000000	994.16614647
M-3	76111XN33	994.91561930	0.74947712	4.76730308	5.51678020	0.00000000	0.00000000	994.16614219
B-1	76111XN41	994.91561781	0.74946278	4.76730622	5.51676899	0.00000000	0.00000000	994.16615503
B-2	76111XN58	994.91561781	0.74946278	4.76730622	5.51676899	0.00000000	0.00000000	994.16615503
B-3	76111XN66	994.91562817	0.74946012	4.76730804	5.51676816	0.00000000	0.00000000	994.16616804

Deal Factor :	95.85155588%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	09/01/2006	09/30/2006	30/360	109,770,898.44	5.75000000	525,985.56	0.00	0.00	0.00	0.00	525,985.56	0.00
A-2	09/01/2006	09/30/2006	30/360	4,276,990.10	5.75000000	20,493.91	0.00	0.00	0.00	0.00	20,493.91	0.00
A-3	09/01/2006	09/30/2006	30/360	63,206,305.25	5.75000000	302,863.55	0.00	0.00	0.00	0.00	302,863.55	0.00
A-4	09/01/2006	09/30/2006	30/360	14,476,387.76	5.75000000	69,366.02	0.00	69,366.03	0.00	0.00	0.00	0.00
A-5	09/01/2006	09/30/2006	30/360	1,034,027.70	5.75000000	4,954.72	0.00	4,954.71	0.00	0.00	0.00	0.00
A-6	09/01/2006	09/30/2006	30/360	45,141,000.00	5.75000000	216,300.63	0.00	0.00	0.00	0.00	216,300.63	0.00
A-7	09/01/2006	09/30/2006	30/360	1,760,000.00	5.75000000	8,433.33	0.00	0.00	0.00	0.00	8,433.33	0.00
A-V	09/01/2006	09/30/2006	30/360	250,019,067.83 [1]	0.30156873	62,831.61	0.00	0.00	0.00	0.00	62,831.61	0.00
M-1	09/01/2006	09/30/2006	30/360	5,573,815.76	5.75000000	26,707.87	0.00	0.00	0.00	0.00	26,707.87	0.00
M-2	09/01/2006	09/30/2006	30/360	1,555,550.57	5.75000000	7,453.68	0.00	0.00	0.00	0.00	7,453.68	0.00
M-3	09/01/2006	09/30/2006	30/360	1,037,000.55	5.75000000	4,968.96	0.00	0.00	0.00	0.00	4,968.96	0.00
B-1	09/01/2006	09/30/2006	30/360	518,550.02	5.75000000	2,484.72	0.00	0.00	0.00	0.00	2,484.72	0.00
B-2	09/01/2006	09/30/2006	30/360	518,550.02	5.75000000	2,484.72	0.00	0.00	0.00	0.00	2,484.72	0.00
B-3	09/01/2006	09/30/2006	30/360	518,883.74	5.75000000	2,486.32	0.00	0.00	0.00	0.00	2,486.32	0.00
Deal Totals				**249,387,959.91**		**1,257,815.60**	**0.00**	**74,320.74**	**0.00**	**0.00**	**1,183,494.86**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**525.46**	**525.46**	**0.00**	**0**	**0.00**	**52,065.80**	**15,511.42**	**7,888.79**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	553	260,535,233.42	536	250,019,067.83	105	103,462.65	0	0.00	0	0.00	0	0.00	536	249,727,074.85

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.36150402	6.36150018	349.77	349.15	6.03705437	6.03705055	6.03705437	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	0.50%	5.99%	5.65%		5.33%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	531	248,225,718.49	1	217,920.47	0	0.00	0	0.00	0.00	532	248,443,638.96
30 days	4	1,283,435.89	0	0.00	0	0.00	0	0.00	0.00	4	1,283,435.89
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**535**	**249,509,154.38**	**1**	**217,920.47**	**0**	**0.00**	**0**	**0.00**	**0.00**	**536**	**249,727,074.85**
Current	99.07%	99.40%	0.19%	0.09%	0.00%	0.00%	0.00%	0.00%	0.00%	99.25%	99.49%
30 days	0.75%	0.51%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.75%	0.51%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**99.81%**	**99.91%**	**0.19%**	**0.09%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

NOTE:

Loans with both a Bankruptcy and Foreclosure status were
previously reported as Bankruptcies. Beginning with the
October 2006 Distribution, these loans will now be
reported as Foreclosures.

GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S2
October 25, 2006

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	4 / 0.75%	1,283,435.89 / 0.51%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	0 / 0.00%	0.00 / 0.00%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.00%	0.00%		0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**2,605,679.00**	**2,605,679.00**	**100,000.00**

GMAC RFC

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.10151562%	100.00000000%

	Ending Percentage
M-1	2.23592538%
M-2	0.62400609%
M-3	0.41599076%
Class M Total:	3.27592223%
B-1	0.20801533%
B-2	0.20801533%
B-3	0.20814921%
Class B Total:	0.62417987%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Effective October 6, 2006, Residential Funding Corporation, the Master Servicer and Sponsor, changed its name to Residential Funding Company, LLC and converted from a Delaware corporation to a Delaware limited liability company, and HomeComings Financial Network, Inc., a Subservicer, changed its name to HomeComings Financial, LLC and converted from a Delaware corporation to a Delaware limited liability company.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such

Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit

or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue

Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of

purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an

'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in

Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not

apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or

expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Funding Mortgage Securities I, 2006-S2
October 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	1,564,794.53
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	525.46
Total Deposits	1,565,319.99

Uses of Funds	Amount
Transfer to Certificate Account	1,549,808.57
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	15,511.42
Derivative Payment	N/A
Total Withdrawals	1,565,319.99
Ending Balance	0.00